

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
Mr. Roger S. Manny
Chief Financial Officer
Range Resources Corporation
100 Throckmorton, Suite 1200
Fort Worth, Texas 76102

      Re: Range Resources Corporation
               Form 10-K for the Fiscal Year ended December 31, 2012
               Filed February 27, 2013
               File No. 1-12209

Dear Mr. Manny:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Brad Skinner

                               Brad Skinner
                               Senior Assistant Chief Accountant